Exhibit 2

Transactions in Units

The following table sets forth all transactions in the last sixty days by or on behalf of the Reporting Persons in respect of the Units.

Date of Transaction	Seller Sherwood Entity	Number of Units Sold	Share Price
11/24/2023	ZS Fund	10,000	$24.00
11/24/2023	ZS Fund	10,000	$24.10
11/24/2023	ZS Fund	2,150	$24.20
11/27/2023	ZS Fund	7,850	$24.20
11/27/2023	ZS Fund	10,000	$24.30